FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2008
31 October 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

 1      Press release of British Sky Broadcasting Group plc announcing 1st Quarter Results released on 31 October 2008

BRITISH SKY BROADCASTING GROUP PLC
Interim Management Statement and Results for the three months ended 30 September 2008

Strong customer and product growth; operating profit up by 21%
1
Sky now in over 9 million homes

Net customer growth of 87,000, up 5% year on year, to 9.067 million
•
New customer additions of 334,000, up 2% year on year
•
Churn of 10.9%, 0.4 percentage point improvement year on year
•
ARPU increases to £430, up £19 year on year
Strong growth in additional products
•
Sky+ homes now over 4 million, with net additions of 421,000
•
Record Sky+ HD growth of 93,000 to 591,000
•
Multiroom households increase by 51,000 to 1.655 million
•
Sky Broadband growth of 164,000, to 1.792 million, 20% of Sky homes
•
Sky Talk growth of 120,000 to 1.361 million, 15% of Sky homes
Operating profit increases by 21%
1
•
Revenue increases by 5% on the comparable period2 to £1,249 million
            -     8% growth in retail subscription revenue
•
Operating profit up by 21% to £182 million1
-     Reported operating profit of £179 million up by 25%
•
Adjusted earnings per share of 6.1 pence3 up by 22%
-     Basic earnings per share of 4.2 pence
-     Net exceptional items of £33 million

Jeremy Darroch, Chief Executive,
said:

"This is a good set of results in a challenging environment.  We've continued to perform well by focusing on quality, value and service. Over nine million customers now enjoy the best in entertainment through Sky and, in tougher times, we're helping more people to save money on broadband and telephony as well.

"Our financial performance is strong, with a 21% increase in operating profit.  Looking ahead, the consumer environment will remain challenging and we are well positioned to manage the business accordingly. Our products are better than ever, we are strong financially and we have a great team of people."

1
Excludes exceptional operating cost of £3 million (2008: £7 million)
2
For the three months ended 30 September 2007
3
Adjusted EPS stated before exceptional operating charges of £3 million, an impairment of £24 million relating to the Group’s investment in ITV, £1 million loss relating to mark-to-market in derivative financial instruments that do not qualify for hedge accounting, an adjustment of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances, and related tax effects

Enquiries:

Analysts/Investors:

Robert Kingston
    Tel:
    020 7705 3726
Francesca Pierce
    Tel:
    020 7705 3337

E-mail:
investor-relations@bskyb.com

Press:

Robert Fraser
        Tel:
    020 7705 3036
Bella Vuillermoz
    Tel:
    020 7800 2651

E-mail:
corporate.communications@bskyb.com

A conference call for
UK
 and European analysts and investors will be held at 08.30 a.m. (GMT) today. To register for this, please contact Kirsty Flockhart at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website,
http://www.sky.com/corporate
.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live webcast of this call and replay facility will be available on Sky's corporate website,
http://www.sky.com/corporate
.

Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.

Customer Metrics ('000s)	As at 30-Sep-08	As at 30-Jun-08	Net additions

Total customers (1)(2)	9,067	8,980	87

Additional products:
Sky+ (3)	4,135	3,714	421
Sky+ HD	591	498	93
Multiroom (4)	1,655	1,604	51
Broadband	1,792	1,628	164
Telephony	1,361	1,241	120

Other KPIs:
Churn for the quarter (annualised)	10.9%	9.8%	-
ARPU	£430	£427	-

Financial Summary (£ millions) (unaudited)	3 months to Sept-08	3 months to Sept-07	% change
Income statement:
Revenue	1,249	1,185	5%
Gross profit	843	782	8%
% Margin	67.5%	66.0%
Adjusted EBITDA (5)	249	208	20%
% Margin	19.9%	17.6%
Adjusted operating profit (5)	182	150	21%
% Margin	14.6%	12.7%
Adjusted profit after tax (6)	106	87	22%
Financial Position:
Net debt (7)	1,906	2,018	(6%)

Per share information (pence):	3 months to Sept-08	3 months to Sept-07	% change
EPS - adjusted (6)	6.1	5.0	22%
Earnings per share - basic	4.2	4.8	(13%)

1
 DTH customers include only primary subscriptions to Sky (no additional Sky
+
 or Multiroom subscriptions are counted). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels
2
DTH customers include customers taking Sky packages via DSL through Tiscali TV
3
Sky+ includes HD households
4
 Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household.)
5
 Adjusted EBITDA and operating profit in the three months to 30 September 2008 stated before EDS legal costs of £3 million (2008: £7 million)
6
 Adjusted profit after tax and adjusted EPS for the three months to 30 September 2008 exclude exceptional operating charges of £3 million, an impairment of £24 million relating to the Group's investment in ITV, £1million loss relating to mark-to-market in derivative financial instruments that do not qualify for hedge accounting, an adjustment of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances, and related tax effects
7
 Net debt is defined as cash and cash-equivalents (£545 million), short-term deposits (£215 million), net of borrowings (£2,587 million) and borrowing related financial instruments (£79 million)

OVERVIEW

Demand for our products continued to be strong across the board and the business is performing well in a tough economic environment. We surpassed nine million customers and four million Sky+ homes during the quarter and delivered a record quarter of high definition ("Sky+ HD") growth. Financially, we delivered a 21% increase in adjusted operating profit year on year whilst still absorbing the upfront cost of this strong customer and product growth.

Net customer growth was 87,000, the highest first quarter growth in five years. Gross additions increased by 2% year on year to 334,000. Churn was 10.9%, higher than the previous quarter, as anticipated in a quarter that includes our annual price rise. However, this represented a year on year improvement of 40 basis points.

Increased product penetration is a key driver of value, through increased customer loyalty and continued growth in ARPU. Customers are choosing more products from us than ever before; almost half of customers now choose Sky+ and one in five customers now take Sky Broadband. We have seen record quarterly growth in Sky+ HD, stimulated by growing awareness, greater affordability and increasing availability of content, including the first Olympic Games to be broadcast in the
UK
 in high definition.

Financially, the year has started well. Retail subscription revenue growth of 8% reflected good growth in the penetration of paid-for products (Sky+ HD, multiroom, Sky Broadband and Sky Talk) as well as continued customer growth. Increased paid-for product penetration drove ARPU to a new high of £430, up £19 on the prior year.

Efficiency in our cost base is a significant source of value and, whilst there is more to do, we are pleased with the progress we have already made, with administration costs held flat year on year in absolute terms1. First quarter adjusted operating profit of £182 million increased by 21% year on year and operating margin increased by almost two percentage points to 14.6% of sales. Adjusted earnings per share increased by 22% to 6.1 pence.

The economic climate is tougher than it has been for many years and like all companies we face uncertainty. While no consumer business is immune to a downturn, our move to a broader customer offer, including leading broadband and fixed-line telephony services as well as the best home entertainment, has enabled us to build a healthy and relatively resilient subscription base. There remains substantial headroom for growth in our core sectors, both through adding new customers and selling more products to them. This, together with our focus on cost efficiency, is delivering improved profitability.

OPERATIONAL REVIEW

In the three months to 30 September 2008 ("the quarter") net DTH growth was 87,000, taking our total base to over nine million customers (9.067 million). Despite the challenging consumer environment, customer growth was strong in the quarter with new additions 2% higher than the prior year at 334,000. As expected, churn was impacted by our annual price rise in September and increased from the fourth quarter to 10.9%. Compared with the prior year however, churn fell by 40 basis points.

Gross product sales for the quarter were 1.5 million, up 16% on the previous quarter or 14% year on year. Of these, 55% of Sky+ additions, 22% of Sky+ HD additions and 53% of broadband additions were new Sky customers.

Product penetration continued to increase with 58% of customers now choosing an additional product, compared to 42% in the comparative period. In particular, Sky+ households increased strongly by 421,000 to reach 4.1 million customers, or 46% of our base. Multiroom penetration was 18%, with net additions of 51,000.

We continue to make good progress in high definition. Continued efficiency in our supply chain through our acquisition of Amstrad has enabled us to take steps to accelerate HD growth; we reduced the retail price of Sky+ HD in July by £99 to £150. This was met with increased demand, with total customers increasing by 93,000 in the quarter to reach 591,000. During October we launched a further seven HD channels, bringing the total to 26 channels broadcasting, in aggregate, around 10,000 hours of HD content per month.

We added 164,000 broadband customers during the quarter, taking the base to almost 1.8 million. One in five Sky customers now takes one of our broadband products. During the quarter Sky Broadband was voted the UK's best provider in a survey by 'Broadband Choices', winning each of the six categories spanning quality, download speeds, service and price against six other providers. This is a significant achievement after just two years of operation. Penetration of Sky Talk customers continued to grow, reaching almost 1.4 million or 15% of the base. At 30 September 2008, 12% of customers were taking each of television, broadband and telephony.

The fundamental reason why consumers upgrade to pay TV is to enjoy a better choice of quality programming, so we continue to invest in and to strengthen our core TV proposition. We had good success during the quarter both on screen and in securing rights for the future.

Our sports coverage was supported by the "Epic" marketing campaign, focusing on the five key sporting events to be broadcast live on Sky Sports this financial year: Barclays Premier League; The Ryder Cup; UEFA Champions League; the British and Irish Lions Tour; and The Ashes. Sky Sports customers continue to respond to the breadth and depth of our sporting coverage, with good viewing figures across a range of events; the Ryder Cup, the new Barclays Premier League season and US Open tennis, where we achieved a record audience for tennis for Murray vs Federer in the final.

In August, Sky Sports announced an agreement with the
England
 and Wales Cricket Board, in which we secured rights to all home Tests, one day internationals, twenty20 internationals and domestic County cricket until the end of 2013. An agreement was also reached with the Scottish Football Association for live coverage of all
Scotland
 home internationals and ties from the Scottish FA Cup for a further four years.

Sky1, our flagship entertainment channel, was re-branded in August and saw a raft of programme successes through the following month, including 'Hairspray The School Musical', 'Ross Kemp on Gangs', 'Prison Break', 'Noel's HQ' and 'Bones'. During the quarter Sky1 recorded twelve instances of audiences over 600,000, compared to just seven in the comparative period.

The quarter saw important developments in our commitment to making a difference in three key areas: encouraging participation in sport; opening up the arts to more people; and helping to create a healthy environment.  In July we announced a new multi-million pound, multi-year agreement to become British Cycling's first Principal Partner, helping them to nurture and support cycling across
Britain
 from the grassroots to the elite, through to London 2012 and beyond. In September, we partnered with the Greater London Authority to create the Sky Sports Freewheel, which saw 50,000 people get on their bikes and cycle around a traffic-free circuit in central
London
. In the same month, English National Opera launched its new Sky Arts season, which will include ten new productions, culminating in a new Sky Focus production of Kaija Saariaho's 'L'Amour de loin'.  We also launched our first initiative with our environment charity partner, Global Action Plan.  This three-year initiative, Appetite for Action, has been designed in partnership with teachers.  It aims
to help the 5,100 primary schools across the
UK
 to tackle a range of food-related sustainability issues, both in the classroom and the canteen, from the energy cost of packaging to the environmental impact of landfill.
These actions are all part of our work to make a broader contribution to the communities in which we work and our customers live.

FINANCIAL SUMMARY

We delivered a strong set of first quarter results with 5% growth in revenue, 21% growth in adjusted operating profit to £182 million, and 22% growth in adjusted earnings per share. A £17 million reduction in broadband and telephony losses, together with our focus on cost efficiency, enabled us to absorb the upfront cost of strong product sales and continued customer growth and still to deliver increased profitability. Adjusted operating profit of £182 million excludes exceptional costs of £3 million (2008: £7 million), generating an operating margin of 14.6% (2008: 12.7%).

Revenue

Strong customer and product growth delivered a 5% increase in total Group revenue to £1,249 million, despite flat and declining wholesale and advertising revenues, respectively.
Revenue in our subscription business increased strongly compared to the prior year. Good growth in retail subscription revenue of 8% to £972 million (2008: £898 million) reflected 5% growth in customers and strong additional product sales, together with one month of the change in retail prices on 1 September 2008. Installation, hardware and service revenues were £12 million lower at £61 million (2008: £73 million). Set top box revenues were impacted by the price reduction on Sky+ HD to £150 (from 1 July 2008) and a lower price achieved on a higher volume of Sky+ sales. This ability to lower set top box prices was the result of supply chain efficiencies, including our acquisition of Amstrad.

Wholesale revenue was broadly flat year on year and advertising revenue was £10 million lower on the comparable period at £68 million. The overall TV advertising sector declined by 10% year on year in the period and the non-carriage of Sky's basic channels on cable continued to have an impact. We have limited visibility of the advertising market, but we expect continued weakness in the near-term.

Sky Bet showed stabilisation from prior year declines, with revenue flat year on year at £11 million. Other revenue increased 15% to £94 million, with a good performance from Easynet reflecting continued growth in new business and recent contract wins.

Group revenue of £1,249 million included Sky Broadband and Talk revenue of £79 million and Easynet revenue of £47 million.

Costs and Operating Profit

We made good progress on costs during the quarter. Total costs as a percentage of sales fell by almost two percentage points and administration costs were flat year on year in absolute terms1.

Investment in content, the largest cost in our income statement, was broadly stable year on year at £406 million (2008: £403 million). As a result, gross profit increased by 8% to £843 million, generating a gross margin of 67.5%, up more than one percentage point on the comparable period. This was achieved despite the inclusion of the biennial Ryder Cup tournament, with lower entertainment costs offsetting the increase in sports costs. Entertainment costs were lower due to timing of programming, with our key Sky1 content scheduled for later in this year. We expect this phasing impact to reverse out through the remainder of this financial year.
Investment in customers (subscriber management and marketing costs combined) fell by £19 million year on year. This was achieved despite the 14% year on year growth in product sales and reflects our focus on delivering high quality customer service in a cost efficient manner. Subscriber acquisition costs increased year on year mainly reflecting the higher proportion of new customers choosing Sky+ or Sky+ HD. During the quarter, more than 75% of new customers took Sky+ at point of sale compared with 32% in the comparable period, which is expected to have significant medium-term loyalty benefits. This higher cost of customer acquisition was partially offset by a lower cost to upgrade existing customers, helped by our acquisition of Amstrad in September 2007. We continue to focus on reducing the overall cost to serve customers and made good progress during the quarter with supply chain efficiencies, improved "right-first-time" installations and increased contact centre effectiveness.  Overall, this resulted in a £31 million decrease in subscriber management costs to £155 million, which more than offset the £12 million increase in marketing costs to £208 million.

Transmission costs increased by £48 million to £168 million. More than half of this increase was attributable to variable network costs associated with the additional 853,000 new broadband customers and 682,000 new telephony customers year on year. The remaining increase was driven by higher transponder costs, due to strong growth in the number of high definition channels; and Easynet, where network costs grew in line with its success in attracting new business.

Administration costs excluding exceptional costs were level year on year at £130 million, falling from 11.0% to 10.4% of sales. This performance is in line with our goal of holding the rate of growth in administration costs substantially below that of revenue growth, as we focus on reducing spend on non-customer-facing and non-programming related activity.

First quarter adjusted operating profit of £182 million included losses attributable to Sky Broadband and Talk of £34 million (2008: loss of £51 million) and a £10 million loss from Easynet (2008: loss of £6 million).

Exceptional items

In accordance with IAS 39, following a review of the carrying value of the Group's investment in ITV at 31 December 2007, we have recognised a further impairment loss of £24 million during the quarter. This was determined with reference to ITV's closing equity share price of 44.0 pence on 26 September 2008 (the last trading day of the Group's reporting period) compared with 47.5 pence on 27 June 2008.

An exceptional charge of £3 million was reported within administration costs (2008: £7 million) relating to the legal expenses of pursuing the Group's claim against EDS, which provided services relating to past investment in customer relationship management systems software and infrastructure.

Earnings

After the Group's share of operating profits from joint ventures of £4 million (2008: £3 million), a net interest charge of £30 million (2008: £25 million), and the ITV impairment charge of £24 million, the Group made a profit before tax in the period of £129 million (2008: £121 million).

The tax charge for the period was £56 million (2008: £37 million). The Government, in its 2008 Finance Act, abolished Industrial Buildings Allowances which the Group had previously been entitled to claim in respect of its investments in
UK
 based studio and technical facilities. As a result of this action, the tax charge for the period included the write-off of a deferred tax balance of £6 million. The adjusted expected full year effective tax rate remains around 30%.

Adjusted profit for the period was £106 million (2008: £87 million), generating adjusted earnings per share of 6.1 pence up 22% from the comparable period (2008: 5.0p). Including all exceptional costs, the Group's profit for the period was £73 million (2008: £84 million), generating basic earnings per share of 4.2p (2008: 4.8p). Over the quarter the weighted average number of shares, excluding those held by the Employee Share Ownership Plan for the satisfaction of employee share awards, was 1,742 million.

Financial position and Balance Sheet

The financial position of the Group remains strong. Our 'triple B' credit rating has been stable at this level since 2005 and as at the end of our 2008 financial year, net debt to annualised EBITDA was less than two times. The Group has never operated a defined benefit pension scheme and therefore has no exposure to any IAS19 pension deficit. The Group has good levels of liquidity, with cash, cash equivalents and short-term deposits of £760 million and an undrawn £1 billion bank facility as at 30 September 2008.

Cash flow

Operating profit for the period, including exceptional costs, was £179 million, generating EBITDA of £246 million. Cash generated from operations of £153 million (2008: £52 million) included a working capital outflow of £103 million (2008: outflow £157 million) principally due to the seasonal payment of sports rights. After net interest of £34 million, cash taxes of £23 million, capital expenditure of £91 million and other sundry items, net debt as at 30 September 2008 was £1,906 million (2008: £2,018 million).

Corporate

During the quarter we gained improved visibility around key regulatory events. Following a hearing in June, the Competition Appeal Tribunal (CAT) published its decision on 29 September 2008, rejecting our judicial review application. We have until 1 December 2008 to appeal the CAT's decision to the Court of Appeal and are considering our next steps.

On 30 September 2008, Ofcom published two separate consultation documents on its market investigation into the pay TV industry and Sky's Picnic proposition. In relation to its pay TV investigation, Ofcom is consulting, among other things, on a proposal to require Sky to wholesale certain of its premium channels on regulated terms (a "wholesale must-offer remedy"), using its sectoral powers. Separately, Ofcom is consulting on whether it would be appropriate for it to impose certain conditions on Sky in order to give the regulatory consent required to enable Picnic to launch. Both consultations close on 9 December 2008.

1
Excluding exceptional operating costs

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky
+
 and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders
.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report for the year ended 30 June 2008. Copies of the Annual Report are available on request from British Sky Broadcasting Group plc,
Grant Way
,
Isleworth

TW7 5QD
 or from the British Sky Broadcasting web page at
www.sky.com/corporate
. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1 - Glossary

Useful definitions	Description
Adjusted earnings per share	Adjusted profit for the period divided by the weighted average number of ordinary shares during the year.
Adjusted operating profit	Operating profit before taking account of exceptional items.
Adjusted profit for the period
Profit for the period adjusted to remove mark-to-market movements in derivative financial instruments that do not qualify for hedge accounting, exceptional items and any changes in the estimate of recoverable tax assets in respect of prior years.

ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
Churn	The rate at which subscribers relinquish their subscriptions, expressed as a percentage of total subscribers.
Customer	A subscriber to a DTH service.
DTH	Direct-to-home: the transmission of satellite services with a reception through a mini-dish.
EBITDA	Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.
Gross margin	Revenue less programming expenses as a proportion of revenue.
Gross profit	Revenue less programming expense.
HD	High Definition.
Multiroom	Installation of one or more additional set-top-boxes in the household of an existing DTH customer.
Net debt	Cash, cash-equivalents, short-term deposits, borrowings and borrowings related derivative financial instruments.
On-net	Customers subscribing to our unbundled broadband product.
Product	Any service chosen by a Sky customer. These include DTH, Sky + , Multiroom, Sky+ HD, Sky Broadband and Sky Talk.
Sky Broadband and Talk	Residential Sky Broadband and Sky Talk customers. UK Online customers excluded from quoted subscriber figures.
Sale	A sale is a gross addition of any product.
Sky +	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder.
Viewing share	Number of people viewing a channel as a percentage of total viewing audience.

Appendix 2 - Consolidated Financial Information

Consolidated Income Statement for the three months ended 30 September 2008

	Notes	2008/09 Three months ended 30 September £m (unaudited)	2007/08 Three months ended 30 September £m (unaudited)

Revenue	1	1,249	1,185
Operating expense	2	(1,070)	(1,042)

EBITDA		246	201
Depreciation and amortisation		(67)	(58)

Operating profit		179	143

Share of results from joint ventures and associates		4	3
Investment income		19	15
Finance costs		(49)	(40)
Impairment of available-for-sale		(24)	-
Profit before tax		129	121

Taxation		(56)	(37)
Profit for the period		73	84

Earnings per share from profit for the period (in pence)
Basic		4.2	4.8
Basic and diluted		4.2	4.8
Adjusted		6.1	5.0
Adjusted and diluted		6.1	5.0

Notes:

1. Revenue
	2008/09 Three months ended 30 September £m (unaudited)	2007/08 Three months ended 30 September £m (unaudited)

Retail Subscription	972	898
Wholesale Subscription	43	43
Advertising	68	78
Sky Bet	11	11
Installation, Hardware and Service	61	73
Other	94	82
	1,249	1,185

2. Operating expense
	2008/09 Three months ended 30 September £m (unaudited)	2007/08 Three months ended 30 September £m (unaudited)

Programming	406	403
Transmission and related functions	168	120
Marketing	208	196
Subscriber management	155	186
Administration	133	137
	1,070	1,042

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 31 October 2008                                                                                                         By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary